 Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities
                             Exchange Act of 1934

                   OFI Tremont Core Diversified Hedge Fund
                   ---------------------------------------

                        SHARES OF BENEFICIAL INTEREST
                        (Title of Class of Securities)

                                  67084K103
                                  ---------
                     (CUSIP Number of Class of Securities)

                            OppenheimerFunds, Inc.
                        Attn: Katherine P. Feld, Esq.
                          Two World Financial Center
                        225 Liberty Street, 11th Floor
                              New York, NY 10080
                                (212) 323-0252

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Person)

                               October 31, 2003
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                          CALCULATION OF FILING FEE

Transaction Valuation: $35,124,727.96 (a)   Amount of Filing Fee:  $710.40 (b)

(a)   Calculated as the estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding limited liability company interests based on the estimated total net asset value of the
      Issuer's outstanding limited liability company interests as of
      September 30, 2003.

(b)   Calculated at .00809% of the Transaction Valuation.

      |_|   Check the box if any part of the fee is offset as provided by
            Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by
            registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: ____________________________________

      Form or Registration No.: ____________________________________

      Filing Party: ____________________________________

      Date Filed: ____________________________________

      |_|   Check the box if the filing relates solely to preliminary
            communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X|   issuer tender offer subject to Rule 13e-4.

            |_|   going-private transaction subject to Rule 13e-3.

            |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting
      the results of the tender offer: |_|

            This Issuer Tender Offer Statement on Schedule TO relates to an offer by OFI Tremont Core Diversified Hedge Fund, a Massachusetts
      business trust (the "Fund"), to purchase shares of beneficial interest or portions thereof from shareholders of the Fund at their estimated net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated October 31, 2003 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.

            This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2)
      promulgated under the Securities Exchange Act of 1934, as amended.

            The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

            Reference is made to the following financial statements of the
Fund, which are   incorporated by reference in their entirety for the purpose of filing this Schedule TO:

            Audited statement of assets and liabilities dated December 16,
2002 included in  the Fund's initial registration statement declared
effective January 2, 2003 by the    Securities and Exchange Commission, and
audited financial statements for the period January 2, 2003 (commencement of operations) to March 31, 2003, previously furnished to shareholders pursuant to Rule 30d-1 and filed on EDGAR on Form N-30D on June 6, 2003, are incorporated herein by reference.

      ITEM 12. EXHIBITS.

      EXHIBIT NO.       DESCRIPTION
      (a)(1)(i)         Form of Letter to Shareholders.

      (a)(1)(ii)        Form of Letter of Transmittal.

      (a)(1)(iii)       Repurchase Offer Terms, including instructions for
                        withdrawal of tender.

      (a)(1)(iv)        Form of letter from the Fund to Shareholders in
                        connection with acceptance of tender of all Shares
                        held by the Shareholder.

      (a)(1)(v)         Form of letter from the Fund to Shareholders in
                        connection with acceptance of tender of portion of
                        Shares held by the Shareholder.

      (a)(1)(vi)        Form of Promissory Note for payment in connection
                        with acceptance of tender of all Shares held by the
                        Shareholder.

      (a)(1)(vii)       Form of Promissory Note for payment in connection
                        with acceptance of tender of portion of Shares held
                        by the Shareholder.

      ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

      Not applicable.
                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2003              OFI Tremont Core Diversified Hedge Fund

                              By: _____________________________________

                              Name: Katherine P. Feld
                                    Assistant Secretary

                                EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------
(a)(1)(i)         Form of Letter to Shareholders.

(a)(1)(ii)        Form of Letter of Transmittal.

(a)(1)(iii)       Repurchase Offer Terms, including instructions for
                  withdrawal of tender.

(a)(1)(iv)        Form of letter from the Fund to Shareholders in connection with acceptance of tender of all Shares held by the
                  Shareholder.

(a)(1)(v)         Form of letter from the Fund to Shareholders in connection with acceptance of tender of portion of Shares held
                  by the Shareholder.

(a)(1)(vi)        Form of Promissory Note for payment in connection with
                  acceptance of tender of all Shares held by the Shareholder.

(a)(1)(vii)       Form of Promissory Note for payment in connection with
                  acceptance of tender of portion of Shares held by the Shareholder.

                                                 (a)(1)(i)
                                                 Form of Letter to Shareholders.

OFI Core Diversified Hedge Fund
OFI Institutional Asset Management, 555 Theodore Fremd Avenue, Suite C-300,
Rye, NY  10580

                           Repurchase Offer Notice
October 31, 2003

Dear OFI Core Diversified Hedge Fund Shareholder:

This notice is to inform you about your Fund's  offer to  repurchase a portion of its outstanding  Shares and to provide  instructions  to  Shareholders  who would like to tender some or all of their Shares for  repurchase  by the Fund.
This  repurchase  offer is  intended  to provide  liquidity  to  Shareholders, because  Shares  of your Fund are not  redeemable  daily for cash nor are they traded on a stock exchange.  You can offer some or all of your Fund Shares for repurchase only during one of the Fund's repurchase offers.

The  repurchase  offer  period  will  begin  on  November  1,  2003 and end on
November  28,  2003.  If you wish to sell any of your Fund Shares  during this tender period, you can do so in one of the following ways:
1.    If your Shares are held in your own name  (please  refer to your account statement),  you can complete the attached  Repurchase  Request Form and return it to Tremont Partners,  Inc. by 12:00 Midnight Eastern time (ET)
      on November 28, 2003.  The Fund  currently  does not charge a processing fee for handling repurchase requests.
2.    If your  Shares  are held for your  retirement  plan by your  retirement plan trustee,  your  retirement  plan trustee must submit the repurchase request for you. They may charge a transaction fee for that service.

Please refer to your Fund Prospectus and the enclosed  Repurchase  Offer Terms and  Repurchase  Request Form for more details.  If you are not  interested in selling  any of your Shares at this time,  you do not have to do anything  and can disregard  this notice.  We will contact you prior to the next  repurchase offer.

An Early Withdrawal  Charge equal to 1.00% of the value of Shares  repurchased by the Fund  will  apply if the date as of which the  Shares  are to be valued for purposes of  repurchase  is less than one year  following the date of your initial  investment in the Fund. If applicable,  the Early  Withdrawal  Charge will be deducted  before payment of the proceeds of a repurchase.  Please note that,  since the Fund has not been in  existence  for one  year,  there are no initial investments that will meet the age requirement.  Therefore,  the 1.00%
Early  Withdrawal  Charge will apply to all repurchases  requested during this offer.

------------------------------------------------------------------------------

All requests to have Shares repurchased must be received by Tremont Partners,
Inc. at its office in Rye, New York in good order no later than 12:00
Midnight ET November 28, 2003 (the Repurchase Request Deadline).

------------------------------------------------------------------------------

Please  refer to the  enclosed  Repurchase  Offer  documents.  If you have any questions,  call your  financial  advisor or broker,  or you can call  Tremont
Partners, Inc. at 1.914.925.2951.
Sincerely,
Tremont Partners, Inc.

                                                (a)(1)(ii)
                                                Form of Letter of Transmittal

------------------------------------------------------------------------------
                    OFI Core Diversified Hedge Fund
------------------------------------------------------------------------------
                           REPURCHASE REQUEST FORM

To: OFI Core Diversified Hedge Fund

Please  repurchase  the  Shares  of OFI  Tremont Core Diversified Hedge  Fund
designated  below on the Valuation Date that applies to this Repurchase  Offer which ends on November 28, 2003. I understand  that if my  repurchased  Shares are subject to an Early Withdrawal  Charge,  that charge will be deducted from the proceeds of my repurchased Interest.

Name(s) of Registered Shareholders:
---------------------------------

(Please fill in EXACTLY as listed on your Fund statement):

-----------------------------------
                                          -----------------------------------

Your Account Number:                      ___________________________________
(Please fill in EXACTLY as listed on your Fund statement):

Your Daytime Telephone Number:                  (_____)  _____ -
---------------------
                                           Area Code        Number

Your E-mail Address:
--------------------------------

Shares Tendered for Repurchase:
(Please fill in ALL applicable information)

|_|   Full Tender             Please tender all of my Shares.
|_|   Partial Tender    Please tender all but $____________ of my Shares
                        (Please Note: A $500,000 minimum balance must be
      retained)
|_|   Dollar Amount     Please repurchase enough of my Shares so that I will
                        receive $____________.
                        (If an Early Withdrawal Charge applies, enough of my
                        Shares will be repurchased, subject to pro-ration, to
                        provide the net proceeds requested. Please Note: A
                        $500,000 minimum balance must be retained

Payment and Delivery Instructions:
Proceeds of repurchased Shares will be wired to you per the wire instructions
you provide below.   Your signature(s) on this form must be guaranteed per
the instructions on the reverse side.    A confirming e-mail will be sent to
you when the proceeds of the repurchased shares are wired.

Wiring Instructions:          Bank Name:___________________________________
                              ABA #:  _____________________________________
                              Account Name: _______________________________
                              Account # ___________________________________
                              For Further Credit to: ______________________

Please assure that you sign this form on the reverse side!

Please sign below and note the following important points:
o     Your signature(s) below MUST CORRESPOND EXACTLY with the names(s) in which your Shares are registered.
o     If the Shares are held by two or more joint holders, ALL SHAREHOLDERS
      MUST SIGN BELOW.
o     If the Shares are held in a First Trust IRA or 403(b)(7) account, you must have First Trust submit the request on your behalf.
o     If the Shares are held in the name of a trustee, executor, guardian, attorney-in-fact, corporation, partnership or other
      representative capacity, include the name of the owner, sign using your title and submit evidence of your authority in a form satisfactory to Tremont Partners, Inc.

ALL signatures must be guaranteed by one of the following: U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a
U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S.
national securities exchange, a registered securities association or a clearing agency.

Date:________________________       Signatures(s) of owner(s)
                                    exactly as Shares are registered:
SIGNATURE(s) GUARANTEED BY:

--------------------------          ------------------------------
      (Signature)                         (Signature of Owner)

----------------------------        ---------------------------------
      (Name)   (Title)                  (Signature of Joint Owner)

If you have any questions about this form, call Tremont Partners, Inc.
1.914.925.2951.

This form must be RECEIVED by Tremont Partners, Inc. by 12:00 Midnight ET
November 28, 2003 (the Repurchase Request Deadline), if you want to sell some or all of your account of the OFI Core Diversified Hedge Fund.
Repurchase Requests received by Tremont Partners, Inc. cannot be revoked after the Repurchase Request Deadline.

          ------------------------------------------------------

          Send this form by regular mail, express mail or
          -----------------------------------------------
          overnight courier to:
          ---------------------

          Tremont Partners, Inc.
          c/o OFI Tremont Institutional Hedge Fund Series
          Corporate Center at Rye
          555 Theodore Fremd Avenue
          Rye, NY   10580
          ------------------------------------------------------

                                                (a)(1)(iii)
                                                Repurchase Offer Terms, including
                                                instructions for withdrawal
                                                of tender

OFI Core Diversified Hedge Fund
------------------------------------------------------------------------------
                            REPURCHASE OFFER TERMS
------------------------------------------------------------------------------
                               October 31, 2003
------------------------------------------------------------------------------

1.    The Offer. OFI Tremont Core Diversified Fund, LLC (the "Fund') is
   offering to repurchase for cash up to  twenty-five percent (25%) of the aggregate of its shares of beneficial interest ("Shares") at a price equal to the net asset value ("NAV" or "Net Asset Value") as of 12:00 Midnight
   ET on the Valuation Date (defined below) upon the terms and conditions set forth in this Offer, the Repurchase Offer Notice, the Fund's Prospectus,
   and the related Repurchase Request Form. Together those documents
   constitute the "Repurchase Offer."    The purpose of the Repurchase Offer
   is to provide liquidity to Shareholders of the Fund. The offer is not conditioned upon the tender for repurchase of any minimum amount of
   shares.   Notwithstanding anything herein to the contrary, the Board of
   Trustees, in its discretion, may pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased.

2.    Repurchase Request Deadline - How to Submit Requests.  All tenders of
   Shares for repurchase must be received in proper form by Tremont Partners,
   Inc. at its office in Rye, New York on or before 12:00 Midnight ET on
   November 28, 2003. Repurchase Requests submitted to Tremont Partners, Inc.
   in writing must be sent to the address specified in the Repurchase Request
   Form.

3.    Valuation Date.  Investors should realize that the value of the Shares tendered in this Offer likely will change between October 31, 2003 (the last time net asset value will have been calculated before the start of this offer) and November 28, 2003 (the next time net asset value will be calculated) and December 31, 2003 (the Valuation Date), when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares. The Fund's net asset value per share as of the four most recent monthly calculations is as follows:

   June 30, 2003        $1,040.47
   July 31, 2003        $1,034.43
   August 31, 2003      $1,036.55
   September 30, 2003   $1,049.96

4.    Net Asset Values; Financial Statements. You must determine whether to tender your Shares prior to the Repurchase Request Deadline, but the Net
   Asset Value at which the Fund will repurchase Shares will not be calculated until the Valuation Date. The Net Asset Value can fluctuate and may fluctuate between the date you submit your Repurchase Request and the
   Repurchase Request Deadline and the Valuation Date.  The Net Asset Values
   on the Repurchase Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request.

   The Fund's financial statements in its current Prospectus and Statement of
   Additional Information are incorporated herein by reference.

5.    Payment for Repurchased Interest. If all Shares of a Shareholder are
   repurchased, the Shareholder  will receive an initial payment equal to 95%
   of the estimated value of the Shares and the balance due will be determined and paid promptly after completion of the Fund's audit and be subject to audit adjustment. The total amount that a Shareholder may expect to receive on the repurchase of the Shareholder's Shares (or portion thereof) will be the value of the Shareholder's Shares (or portion thereof being repurchased) determined on the Valuation Date and based on the net asset value of the Fund's assets as of that date, and less the
   Early Withdrawal Charge, if applicable. This amount will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year).

   Payment of the purchase price for Shares (or portion thereof) shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of Trustees, of the estimated unaudited net asset value of the Shares (or portion thereof) repurchased by the Fund determined as of the date of such repurchase (the "Initial Payment"); and, if determined to be appropriate by the Board of Trustees or if the Initial Payment is less than 100% of the estimated unaudited net asset value, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of
   (x) the net asset value of the Shares (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment.

   Notwithstanding anything in the foregoing to the contrary, the Board of
   Trustees, in its discretion, may pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased.  The Fund does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that the Fund does not have sufficient cash to pay for
   Shares that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on Shareholders not tendering
   Shares for repurchase.   Any promissory note given to satisfy the Initial
   Payment shall be due and payable not more than 45 days after the date of repurchase ("Valuation Date") or, if the Fund has requested withdrawal of its capital from any Portfolio Funds in order to fund the repurchase of
   Shares, 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

6.    Increase in Amount of Interest Repurchased; Pro Rata Repurchases.  If
   Shareholders tender for repurchase more outstanding Shares than the Fund is offering to repurchase during the offering period, the Fund may, in the discretion of the Board of Trustees (but is not obligated to) increase the outstanding Shares that the Fund is offering to purchase by up to two percent (2%) on the Repurchase Request Deadline. The Fund may increase the outstanding Shares to be repurchased or the Fund may decide not to do so.
   In either case, if the outstanding Shares tendered for repurchase exceeds the amount that the Fund is offering to repurchase, the Fund will repurchase only a pro rata portion of the Shares tendered by each
   Shareholder. There can be no assurance that the Fund will be able to repurchase all the Shares  that you tender even if you tender all the
   Shares  that you own. In the event of an oversubscribed Repurchase Offer, you may be unable to liquidate some or all of your Shares at Net Asset
   Value. You may have to wait until a subsequent repurchase offer to tender the Shares that the Fund was unable to repurchase, and you would be subject to the risk of Net Asset Value fluctuations during that time.

   In addition, a Shareholder who tenders for repurchase only a portion of his Shares will be required to maintain a minimum capital account balance of $500,000. The Fund maintains the right to reduce the portion of Shares to be repurchased from a Shareholder so that the required minimum balance is maintained.  The Fund will promptly notify the Shareholder if his tender of a portion of his Shares for repurchase would reduce his account balance to less than $500,000.

   The Fund may redeem all or part of a Shareholder's Shares if, among other reasons, the Adviser determines that it would be in the best interests of the Fund to do so. The Fund reserves the right to reduce that portion of the Shares to be purchased from a Shareholder to maintain the
   Shareholder's account balance at $500,000 if a Shareholder tenders a portion of his Shares and the repurchase of that portion would cause the
   Shareholder's account balance to fall below this required minimum.

7.    Withdrawal of Tender of Interest for Repurchase.  Shares tendered pursuant to the Repurchase Offer may be withdrawn or you may change the amount of Shares tendered for Repurchase at any time prior to 12:00
   Midnight ET on November 28, 2003 (the Repurchase Request Deadline). You
   must send a written notice to Tremont Partners, Inc. at the address specified in this Repurchase Request Form or the Prospectus, and Tremont
   Partners, Inc. must receive it before the Repurchase Request Deadline.
   Notwithstanding the foregoing, the Fund shall permit you to withdraw your tender offer if the Fund has not yet accepted your tender for payment, after the expiration of 40 business days from the commencement of the tender offer.

8.    Suspension or Postponement of Repurchase Offer. The Board of Trustees
   of the Fund may suspend or postpone this Repurchase Offer only by a majority vote of the Trustees (including a majority of the disinterested
   Trustee ) and only:

         (A) for any period during which The New York Stock Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

         (B) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

         (C) for such other periods as the Securities and Exchange Commission may order for the protection of Shareholders of the Fund.

9.    Tax Consequences. A Shareholder that tenders all his Shares will generally have a taxable event when the Shares are repurchased. Gain, if any, will be recognized by a tendering Shareholder only as and after the total proceeds received by the Shareholder exceed the Shareholder's adjusted tax basis in the Shares. A loss, if any, will be recognized only after the Shareholder has received full payment under the promissory note that will be given to the Shareholder prior to the Fund's payment of the repurchase amount.

   Shareholders should consult their tax advisers regarding the specific tax consequences, including state and local tax consequences, of a repurchase of their Shares. Special tax rules apply to Shares repurchased from retirement plan accounts.

10.   Early Withdrawal Charges: The Fund does not charge a special handling or processing fee for repurchases. However, if you tender for repurchase
   Shares that are subject to Early Withdrawal Charges as described in the
   Fund's Prospectus, and if those Shares are repurchased by the Fund, the applicable Early Withdrawal Charge will be deducted from the proceeds of the repurchase of your Shares. If you ask the Fund to repurchase a specific dollar amount of your Shares, and if the Shares are subject to
   Early Withdrawal charges, then (assuming your request is not subject to pro-ration) the Fund will repurchase an amount sufficient to pay the net proceeds you have requested and enough additional Shares to pay the applicable Early Withdrawal Charge.

11.   Proper Form of Repurchase Request Documents:  All questions as to the validity, form, eligibility (including, for example, the time of receipt)
   and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The
   Fund reserves the right to reject any and all tenders of repurchase requests for Shares determined not to be in the proper form, or to refuse to accept for repurchase any Shares if, in the opinion of counsel to the
   Fund, paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Offer or any defect in any tender of Shares, whether in general or with respect to any particular Shares or Shareholders. The Fund's interpretations of the terms and conditions of this Repurchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as the Fund shall determine.
   Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

   Neither the Fund, Tremont Partners, Inc., OFI Institutional Asset
   Management, Inc. (the Fund's investment advisor) nor OppenheimerFunds
   Distributor, Inc. (the Fund's Distributor) nor any other person is or will be obligated to give notice of any defects or irregularities in repurchase requests tendered, nor shall any of them incur any liability for failure to give any such notice.

   Neither the Fund nor its Board of Trustees make any recommendation to any
   Shareholder whether to tender or refrain from tendering Shares. Each
   Shareholder must make an independent decision whether to tender Shares and, if so, how much Interest to tender.

   No person has been authorized to make any recommendation on behalf of the
   Fund whether Shareholders should tender pursuant to this Repurchase Offer.
   No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this Repurchase Offer or in the Fund's Prospectus and
   Statement of Additional Information. If given or made, any such recommendations and such information must not be relied upon as having been authorized by the Fund, its investment advisor, the Distributor or
   OppenheimerFunds Services.

   For the Fund's current net asset values and other information about this
   Repurchase Offer, or for a copy of the Fund's Prospectus, call Tremont
   Partners, Inc. at 1.914.925.2951 or contact your financial advisor.

   Dated:  October 31, 2003

   Tremont Partners, Inc.

                                                (a)(1)(iv)
                                                Form of letter from the Fund to
                                                Shareholders in connection with
                                                acceptance of tender of all
                                                Shares held by the Shareholder.
Date: __________

Dear Shareholder:

OFI Tremont Core Diversified Hedge Fund (the "Fund") has received and accepted for purchase your tender of your Shares in the Fund.

Because you have tendered and the Fund has purchased  your entire  investment, you have been paid a note (the  "Note")  entitling  you to  receive an initial payment of 95% of the  estimated  repurchase  price based on the unaudited net asset value of the Fund as of December 31, 2003 (the "Valuation Date"),  after subtraction of any applicable  1.00% Early  Withdrawal  Charge that applies if the  date  as of  which  the  Shares  are to be  valued  for  purposes  of the repurchase  is  less  than  one  year  following  the  date  of  your  initial investment in the Fund, in accordance with the terms of the Repurchase  Offer.
 You will receive an initial  payment in this amount via wire or check, as per your  instructions  on your  Repurchase  Request Form. In accordance  with the terms of the  Repurchase  Offer,  payment  will be made  within 45 days of the
Valuation  Date unless the Fund has requested a withdrawal of its capital from any  Portfolio  Fund(s) in order to fund the  repurchase  of Shares,  in which case  payment  will be made ten  business  days after the Fund has received at least 90% of the aggregate  amount  withdrawn by the Fund from such  Portfolio
Funds.

The terms of the Note  provide  that a  contingent  payment  representing  the balance of the purchase  price, if any, will be paid to you promptly after the completion of the Fund's March 31, 2004 fiscal  year-end  audit and is subject to fiscal  year-end  audit  adjustment.  This  amount  will be paid to you via wire,  as per your  instructions  on your  Repurchase  Request Form. We expect the audit to be completed by the end of May 2004.

The Note is held by Tremont Partners,  Inc. on your behalf for your safety and convenience.  Once  payment  has been  made to you in full  under the terms of the Note, the Note will be cancelled.

Should you have any questions,  please call your financial  advisor or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,
Tremont Partners, Inc.

                                                (a)(1)(v)
                                                Form of letter from the Fund to
                                                members in connection with
                                                acceptance of tender of portion
                                                Shares held by the Shareholder.

Date: _____________

Dear Shareholder:

OFI Tremont Core Diversified  Hedge Fund (the "Fund") has received and accepted for purchase your tender of a portion of your Shares in the Fund.

Because  you have  tendered  and the  Fund has  purchased  a  portion  of your investment,  you have been paid a note (the "Note")  entitling  you to receive payment of 100% of the estimated  repurchase  price based on the unaudited net asset value of the Fund as of December 31, 2003 (the "Valuation Date"),  after subtraction of the 1.00% Early  Withdrawal  Charge that applies if the date as of which the Shares are to be valued for  purposes of the  repurchase  is less than one year  following  the date of your initial  investment in the Fund, in accordance with the terms of the Repurchase  Offer. You will receive a payment in this amount via wire or check, as per your  instructions on your Repurchase
Request Form. In accordance  with the terms of the Repurchase  Offer,  payment will be made  within  45  days of the  Valuation  Date  unless  the  Fund  has requested a  withdrawal  of its capital from any  Portfolio  Funds in order to fund  the  repurchase  of  Shares,  in  which  case  payment  will be made ten business  days  after  the Fund has  received  at least  90% of the  aggregate amount withdrawn by the Fund from such Portfolio Funds.

The Note is held by Tremont Partners,  Inc. on your behalf for your safety and convenience.  Once payment has been made to you in full under the terms of the
Note, the Note will be cancelled.

You remain a member of the Fund with  respect to the portion of your shares in the Fund that you did not tender.

Should you have any questions,  please call your financial  advisor or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,
Tremont Partners, Inc.

                                                (a)(1)(vi)
                                                Form of Promissory Note for
                                                payment in connection with
                                                acceptance of tender of all
                                                Shares held by the Shareholders.

                               PROMISSORY NOTE

   Pursuant  to  the  Offer  to  Purchase  (the  "Repurchase   Offer")  up  to
   twenty-five  percent  (25%) of the  aggregate  of its shares of  beneficial interest  ("Shares")  at a  price  equal  to the  net  asset  value  on the
   Valuation  Date  upon the terms and  conditions  set for in the  Repurchase
   Offer,  OFI Tremont Core Diversified Hedge Fund hereby  promises to pay in cash, in the manner set forth below, to the person  identified below as the payee (the  "Payee") an amount  equal to the  estimated  net asset value of the Shares  tendered,  determined  as of the  Valuation  Date in accordance with the asset valuation policy of the Fund.

This  note  entitles  the  Payee to  receive  an  initial  payment,  valued in accordance  with the terms of the Repurchase  Offer,  equal to at least 95% of the estimated  value of the Shares (the "Initial  Payment") which will be paid to the payee in the form of a wire  within 45 days after the  Valuation  Date, unless Fund has  requested a  withdrawal  of its  capital  from any  Portfolio
Fund(s) in order to fund the repurchase of Shares,  in which case payment will be made ten  business  days  after the Fund has  received  at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio  Fund(s).  An Early
Withdrawal  Charge of 1.00% of the  value of Shares  (or  portion  of  Shares)
repurchased  by the Fund will  apply if the date as of which the  Shares is to be valued for purposes of repurchase is less than one year  following the date of the  Payee's  initial  investment  in the Fund.  If  applicable,  the Early
Withdrawal  Charge  will be  deducted  before  payment  of the  proceeds  of a repurchase.

This  note  also  entitles  the  Payee to a  contingent  payment  equal to the excess,  if any, of (x) the net asset value of the Shares (or portion thereof)
repurchased by the Fund as of the date of such  repurchase,  determined  based on the audited  financial  statements of the Fund for the Fiscal Year in which such  repurchase  was effective over (y) the Initial  Payment.  The contingent payment is payable  promptly  after the  completion of the audit of the Fund's financial statements for fiscal year ending March 31, 2004.

Both the  initial and  contingent  payments  hereunder  shall be paid in cash, provided,  however,  that if the  Fund's  Board of  Trustees  determines  that payment  of all or a  portion  of the  purchase  price  by a  distribution  of marketable  securities is necessary to avoid or mitigate any adverse effect of the  Repurchase  Offer on the remaining  shareholders  of the Fund,  then such payment shall be made by distributing such marketable securities,  all as more fully described in the Repurchase Offer.

Both the initial and contingent  payment of this note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.
This note shall be  construed  according  to and  governed  by the laws of the
State of New York without  giving  effect to the  conflict of laws  principles thereof.

Any  capitalized  term used  herein  but not  defined  herein  shall  have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________
                                         OFI Core Diversified Hedge Fund
                                         By: _______________________________

                                                (a)(1)(vii)
                                                Form of Promissory Note for
                                                payment in connection with
                                                acceptance of tender of portion
                                                of Shares held by the Shareholders.

                               PROMISSORY NOTE

   Pursuant  to  the  Offer  to  Purchase  (the  "Repurchase   Offer")  up  to
   twenty-five  percent  (25%)  of  the  aggregate  of its  shares  beneficial interest  ("Shares")  at a  price  equal  to the  net  asset  value  on the
   Valuation  Date  upon the terms and  conditions  set for in the  Repurchase
   Offer,  OFI Tremont Core Diversified Hedge Fund hereby  promises to pay in cash, in the manner set forth below, to the person  identified below as the payee (the  "Payee") an amount  equal to the  estimated  net asset value of the Shares  tendered,  determined  as of the  Valuation  Date in accordance with the asset valuation policy of the Fund.

This note entitles the Payee to receive a payment,  valued in accordance  with the terms of the  Repurchase  Offer,  equal to at least 100% of the  estimated value of the Shares (the  "Initial  Payment")  which will be paid to the payee in the  form of a check or wire  within  45 days  after  the  Valuation  Date, unless Fund has  requested a  withdrawal  of its  capital  from any  Portfolio
Fund(s) in order to fund the repurchase of Shares,  in which case payment will be made ten  business  days  after the Fund has  received  at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio  Fund(s).  An Early
Withdrawal  Charge of 1.00% of the  value of Shares  (or  portion  of  Shares)
repurchased  by the Fund will  apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year  following the date of the  Payee's  initial  investment  in the Fund.  If  applicable,  the Early
Withdrawal  Charge  will be  deducted  before  payment  of the  proceeds  of a repurchase.

The payment hereunder shall be paid in cash,  provided,  however,  that if the
Fund's  Board of Trustees  determines  that payment of all or a portion of the purchase  price by a  distribution  of  marketable  securities is necessary to avoid or mitigate any adverse effect of the Repurchase  Offer on the remaining members of the Fund,  then such  payment  shall be made by  distributing  such marketable securities, all as more fully described in the Repurchase Offer.

The  payment  of this  note  shall  be made by wire to the  Payee,  as per the
Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.
This note shall be  construed  according  to and  governed  by the laws of the
State of New York without  giving  effect to the  conflict of laws  principles thereof.

Any  capitalized  term used  herein  but not  defined  herein  shall  have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                         OFI Core Diversified Hedge Fund

                                         BY: __________________________________